Filed pursuant to Rule 433

Issuer Free Writing Prospectus

Supplementing the Preliminary

Prospectus Supplement

dated October 15, 2013

(To Prospectus dated March 8, 2013)

Registration File No. 333-186129

NEWS from

801 Louisiana, Suite 700

Houston, Texas 77002

(713) 780-9494

fax (713) 780-9254

Contact: Robert C. Turnham, Jr., President Jan L. Schott, Chief Financial Officer	Traded: NYSE (GDP)

FOR IMMEDIATE RELEASE

GOODRICH PETROLEUM ANNOUNCES INCREASED 2013 AND PRELIMINARY

2014 CAPITAL BUDGET, INCLUDING AN ACCELERATED

TMS DRILLING PROGRAM

Houston, Texas – October 15, 2013. Goodrich Petroleum Corporation (NYSE: GDP) (the “Company”) today announced that it expects that its total 2013 capital expenditures will increase to an estimated $255 million from the previous capital budget estimate of $230 million. The increase is attributable to the addition of a second rig to its horizontal drilling program in the Tuscaloosa Marine Shale (“TMS”) and leasehold extension payments in the TMS during the fourth quarter.

The Company is also announcing its preliminary 2014 capital budget of $375 million. The 2014 budget assumes successful completion of its equity offering announced today and includes an increase to five horizontal rigs running in the TMS by the end of 2014 from the two current TMS rigs. The Company plans to spend approximately $300 million on drilling and completion activity including facilities and infrastructure in the TMS. The Company also plans to spend approximately $30 million on drilling and completion activities in both its Eagle Ford and Angelina River Trend (“ART”) / Haynesville areas. An additional $15 million is budgeted for leasehold acquisitions and extensions as well as for general corporate purposes, including working capital.

The following table reflects the Company’s increased 2013 and preliminary 2014 estimated capital budgets:

	2013	2014
Tuscaloosa Marine Shale	$75	$300
Eagle Ford	100	30
ART / Haynesville	35	30
Leasehold Acquisition / Extensions	45	15

Total Budget	$255	$375

Certain statements in this news release regarding future expectations and plans for future activities may be regarded as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. They are subject to various risks, such as financial market conditions, changes in commodities prices and costs of drilling and completion, operating hazards, drilling risks, and the inherent uncertainties in interpreting engineering data relating to underground accumulations of oil and gas, as well as other risks discussed in detail in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and other subsequent filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events or otherwise.

Goodrich Petroleum is an independent oil and gas exploration and production company listed on the New York Stock Exchange. The majority of its properties are in Louisiana and Texas.

The Issuer has filed a registration statement (including a prospectus) and prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Johnson Rice & Company L.L.C. at (800) 443-5924, RBC Capital Markets at (877) 822-4089, or Scotiabank / Howard Weil at (212) 225-6853.

SOURCE Goodrich Petroleum Corporation

Robert C. Turnham, Jr., President, Jan L. Schott, Chief Financial Officer, +1-713-780-9494